Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Openwave Systems (Brasil) LTDA.	Brazil

Openwave Systems (Deutschland) GmbH	Germany

Openwave Systems Service India Private LTD.	India

Unwired Planet International LTD	Republic of Ireland

Openwave Systems (South Africa) Pty LTD	South Africa

Openwave Systems Co. (South Korea) LTD.	South Korea

Openwave Systems International, Inc.	United States

Openwave Systems International Holdings, Inc. Openwave Technologies Inc.	United States United States

Signalsoft Corporation	United States

Solomio Corporation	United States